UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 27, 2026

In the Matter of

Mako Mining Corp.
Suite 700-838 West Hastings Street
Vancouver, British Columbia
V6C 0A6 Canada

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-43201

Mako Mining Corp. has filed with the Commission and the Nasdaq Stock Market an application to register its Common Shares, no par value on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Mako Mining Corp. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the Nasdaq Stock Market shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Kayla Roberts
Office Chief